Exhibit 99.1

(in millions)

	3 Months Ended	Year Ended	Year Ended
	3/31/2017	12/31/2016	12/31/2015
Earnings:
Net increase in stockholders’ equity resulting from operations	$118	$474	$379
Income tax expense, including excise tax	2	21	18
Total earnings before taxes	$120	$495	$397

Fixed Charges:
Interest and credit facility fees	$55	$186	$227
Total fixed charges	$55	$186	$227

Earnings available to cover fixed charges	$175	$681	$624

Ratio of earnings to fixed charges	3.2	3.7	2.7

Footnote disclosure:

Total realized and unrealized gains (losses) from investment transactions and capital gains incentive fee expense accrued in accordance with GAAP	$8	$(15)	$(102)
Earnings available to cover fixed charges excluding above	$167	$696	$726
Ratio of earnings to fixed charges excluding above	3.0	3.7	3.2